News Release
B2Gold Acquires an Additional 23,450,000 Common Shares of Calibre Mining Corp.

Vancouver, December 15, 2016 – B2Gold Corp. (TSX: BTO, NYSE MKT: BTG, NSX: B2G) (“B2Gold” or the “Company”) acquires an additional 23,450,000 common shares of Calibre Mining Corp. (“Calibre”) on December 8, 2016, pursuant to the terms of a letter agreement (the “Agreement”) dated November 2, 2016, among the Company, Minera Glencairn S.A., a wholly owned indirect subsidiary of the Company, Calibre and CXB Nicaragua S.A., a wholly owned subsidiary of Calibre, at a deemed price of CDN$0.14 per share and an aggregate deemed price of CDN$3,283,000.00.

Under the Agreement, the Company sold its interest in the mining claims and mining leases comprising the Borosi concessions located in Nicaragua (the “Property”), in return for consideration of 23,450,000 common shares of Calibre and a 1.5% net smelter returns royalty on production generated on the Property (the “Purchase Price”).

This acquisition brings the total holdings in the common shares of Calibre by the Company to 53,450,000 common shares, representing approximately 18.5% of the outstanding common shares of Calibre. Immediately before the acquisition, the Company held 30,000,000 common shares of Calibre, representing 15.2% of the issued and outstanding common shares of Calibre.

The common shares of Calibre that the Company acquired were acquired pursuant to the Agreement and are presently being held for investment purposes. In the future, the Company or its affiliates may acquire additional common shares of Calibre or dispose of such shares subject to a number of factors, including general market and economic conditions and other investment and business opportunities available.

A copy of the Early Warning Report to which this news release relates can be obtained from the SEDAR profile of Calibre at www.sedar.com.

About B2Gold Corp.

B2Gold is a Vancouver-based gold producer with four operating mines (two in Nicaragua, one in the Philippines and one in Namibia) and one mine under construction in Mali. In addition, the Company has a portfolio of development and exploration assets in Mali, Burkina Faso, Namibia, Philippines, Nicaragua and Colombia.

ON BEHALF OF B2GOLD CORP.

“Clive T. Johnson”
President and Chief Executive Officer

For more information on B2Gold please visit the Company website at www.b2gold.com or contact:

Kerry Suffolk	Katie Bromley
Treasurer	Manager, Investor Relations & Public Relations
604-681-8371	604-681-8371
ksuffolk@b2gold.com	kbromley@b2gold.com

The Toronto Stock Exchange neither approves nor disapproves the information contained in this News Release.

This news release includes certain “forward-looking information” and “forward-looking statements” (collectively, “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation, including statements regarding the intentions of the Company with respect to the commons shares of Calibre presently held by the Company and any future acquisitions or dispositions of the common shares of Calibre. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold’s control, including factors identified and described under the heading “Risk Factors” in B2Gold’s most recent Annual Information Form and the Company’s other filings with Canadian securities regulators and the United States Securities and Exchange Commission, which may be viewed at www.sedar.com and www.sec.gov, respectively. The list is not exhaustive of the factors that may affect the Company’s forward-looking statements. There can be no assurance that such statements will prove to be accurate, and B2Gold’s eventual interest in Calibre could differ materially from the intentions expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. The Company’s forward-looking statements reflect current expectations regarding future events and speak only as of the date hereof and the Company does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.